UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

ReneSola Ltd.
(Name of Issuer)

Ordinary Shares of no par value
(Title of Class of Securities)

75971T103

(CUSIP Number)

Xianshou Li

ReneSola Singapore Pte Ltd

Champion Era Enterprises Limited

Zhengmin Lian

Room 9HI, Huamin Empire Plaza, No

728, West Yanan Road, Changning

District, Shanghai, China

Tel : + 86 21 62809180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d−7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons
Xianshou Li
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power
833,340 shares issuable upon the exercise of options
(8)	Shared Voting Power

153,850,000 shares (consisting of (i) 153,500,000 shares held by ReneSola Singapore Pte Ltd that is wholly-owned by Xianshou Li, and (ii) 350,000 shares issuable upon the exercise of options held by Xiahe Lian, the wife of Xianshou Li, which Xianshou Li also shares dispositive power.)

(9)	Sole Dispositive Power
154,333,340 shares
(10)	Shared Dispositive Power
350,000 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
154,683,340 shares
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented By Amount In Row (11)
22.2%[1]
(14)	Type of Reporting Person
IN

1 As a percentage of 697,484,072 outstanding shares of ReneSola Ltd. (the “Issuer”) as of March 31, 2021, which is disclosed in the Issuer’s annual report filed on Form 20-F on April 28, 2021.

(1)	Names of Reporting Persons
ReneSola Singapore Pte. Ltd. (“ReneSola Singapore”)
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization
Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power
0
(8)	Shared Voting Power
153,500,000 shares
(9)	Sole Dispositive Power
153,500,000 shares
(10)	Shared Dispositive Power
0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
153,500,000 shares
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented By Amount In Row (11)
22.0%[2]
(14)	Type of Reporting Person
OO

2 As a percentage of 697,484,072 outstanding shares of ReneSola Ltd. (the “Issuer”) as of March 31, 2021, which is disclosed in the Issuer’s annual report filed on Form 20-F on April 28, 2021.

(1)	Names of Reporting Persons
Champion Era Enterprises Limited (“Champion”)
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power
0
(8)	Shared Voting Power
9 shares
(9)	Sole Dispositive Power
9 shares
(10)	Shared Dispositive Power
0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
9 shares
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented By Amount In Row (11)
0.0%[3]
(14)	Type of Reporting Person
CO

3 As a percentage of 697,484,072 outstanding shares of ReneSola Ltd. (the “Issuer”) as of March 31, 2021, which is disclosed in the Issuer’s annual report filed on Form 20-F on April 28, 2021.

(1)	Names of Reporting Persons
Zhengmin Lian
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power
0
(8)	Shared Voting Power
154,636,105 shares (consisting of (i) 153,500,000 shares held by ReneSola Singapore, (ii) 9 shares held by Champion, (iii) 1,135,096 shares held by Dynasty Time Limited (“Dynasty”)) [4]
(9)	Sole Dispositive Power
0
(10)	Shared Dispositive Power
0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
154,635,105 shares
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented By Amount In Row (11)
22.2%[5]
(14)	Type of Reporting Person
IN

4 ReneSola Singapore, Champion and Dynasty each entered into an irrevocable voting agreement with Zhengmin Lian and authorized Zhengmin Lian to vote on behalf of them respectively, either vote its entire shareholding and a portion of it.

5 As a percentage of 697,484,072 outstanding shares of ReneSola Ltd. (the “Issuer”) as of March 31, 2021, which is disclosed in the Issuer’s annual report filed on Form 20-F on April 28, 2021.

Preamble and Explanatory Note

This Amendment No. 2 to Schedule 13D is being filed jointly by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) to amend the Amendment No.1 to Schedule 13D filed on October 19, 2017 (the “Amendment No.1”). The information in each Item below amends the information disclosed under the corresponding Item of the Amendment No.1. Except as amended and supplemented herein, the information set forth in the Amendment No.1 remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Amendment No.1 unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2	Identity and Background.

Item 2 of the Amendment No.1 is hereby amended and restated as follows:

“(a)

This Statement is being filed jointly by Xianshou Li , ReneSola Singapore, Champion and Zhengmin Lian (each a “Reporting Person,” and together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may, as among themselves, be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.

The agreement between the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b), (c) and (f)

Xianshou Li’s business address is located at Room 9HI, Huamin Empire Plaza, No 728, West Yanan Road, Changning District, Shanghai, China. Xianshou Li, a citizen of the People’s Republic of China, is the previous chairman of board of directors and previous chief executive officer of the Issuer, and the sole shareholder of ReneSola Singapore.

ReneSola Singapore is a company incorporated in the Republic of Singapore for investment holding purposes. The principal business address for ReneSola Singapore is located at CleanTech Loop, #02-28 CleanTech One, Singapore (637141).

Zhengmin Lian’s business address is located at Room 201, Building 4, Zone A, Jiashan information technology park, 1 Taisheng avenue, Huimin street, Jiashan County, Zhejiang Province, PRC.

Champion Era Enterprises Limited is a British Virgin Islands company with its registered office at Trident Chamber, P.O. Box 146, Road Town, Tortola, British Virgin Islands, is wholly owned by Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands, which is wholly owned by LXH Family Trust established for the benefit of Crystal (Xinhan) Li’s family.

(d) and (e)

During the last five years, none of Xianshou Li or Zhengmin Lian, to the knowledge of ReneSola Singapore or Champion, none of their respective (a) executive officer or director of either of them; (b) person controlling either of them; or (c) executive officer or director of any corporation or other person ultimately in control of either of them, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 4	Purpose of Transaction.

Item 4 of the Original Amendment No.1 is hereby amended and restated as follows:

“After the Issuer’s initial public offering, the purchases and sales of Shares in open market transactions made by Xianshou Li, Champion, Xiahe Lian and Zhengmin Lian were solely for investment purposes, and not for the purpose of or with the effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect.

Xianshou Li has shared voting and disposition powers over the Shares held by Xiahe Lian. Zhengmin Lian has shared voting powers over the Shares beneficially owned by ReneSola Singapore, Champion and Dynasty.

Except as described in this Statement, none of the Report Persons has any plans or proposals which relate to or would result in:

	(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

	(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

	(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	Any material change in the present capitalization or dividend policy of the issuer;

	(f)	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

	(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

	(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

	(j)	Any action similar to any of those enumerated above.”

Item 5	Interest in Securities of the Issuer.

Item 5 of the Amendment No.1 is hereby amended and restated as follows:

“(a), (b) The following table sets forth the beneficial ownership of Shares of the Issuer for each of the Reporting Persons:

			Number of shares as to which such person has:
Name of Reporting Person	Amount Beneficially Owned	Percent of Class*	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Xianshou Li	154,683,340 shares	22.2%	833,340 shares (2)	153,850,000 shares (3)(5)	154,333,340 shares (2)(3)	350,000 shares(5)
ReneSola Singapore Pte. Ltd. (3)	153,500,000 shares	22.0%	0	153,500,000 shares	153,500,000 shares	0
Champion Era Enterprises Limited (1)	9 shares	0.0%	0	9 shares	9 shares	0
Zhengmin Lian (4)	154,636,105 shares	22.2%	0	154,636,105 shares	0	0

*	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act and includes voting or investment power with respect to the Shares. Percentage of beneficial ownership of each Reporting Person is based on a total of 697,484,072 outstanding Shares as of the date hereof (as provided by the Issuer).

(1)	Champion Era Enterprises Limited is a British Virgin Islands company with its registered office at Trident Chamber, P.O. Box 146, Road Town, Tortola, British Virgin Islands, is wholly owned by Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands, which is wholly owned by LXH Family Trust established for the benefit of Crystal (Xinhan) Li’s family. Crystal (Xinhan) Li is the sole director of Champion Era Enterprises Limited.

(2)	Includes 833,340 shares issuable upon exercise of options held by Xianshou Li which are exercisable within 60 days from the date hereof

(3)	ReneSola Singapore was the record owner of 153,500,000 Shares as of the date hereof. ReneSola Singapore is wholly owned by Xianshou Li.

(4)	Includes (i) 153,500,000 shares held by ReneSola Singapore, (ii) 9 shares held by Champion, (iii) 1,135,096 shares held by Dynasty. ReneSola Singapore, Champion and Dynasty each entered into an irrevocable voting agreement with Zhengmin Lian and authorized Zhengmin Lian to vote on behalf of them respectively, either vote its entire shareholding and a portion of it

(5)	Includes 350,000 Shares issuable upon the exercise of options held by Xiahe Lian, which are exercisable within 60 days from the date hereof and with respect to which Xianshou Li also shares voting power and dispositive power with Xiahe Lian.

(c)	Except as described in this Statement, there have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d)	None.

(e)	Not applicable.”

Item 7	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated March 21, 2022 by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 21, 2022

Xianshou Li

/s/ Xianshou Li

ReneSola Singapore Pte. Ltd.

By:	/s/ Nitin Didwania
	Name:	Nitin Didwania
	Title:	Director

ReneSola Singapore Pte. Ltd.

By:	/s/ Vandana Kumari
	Name:	Vandana Kumari
	Title:	Director

Champion Era Enterprises Limited

By:	/s/ Crystal (Xinhan) Li
	Name:	Crystal (Xinhan) Li
	Title:	Director

Zhengmin Lian

/s/ Zhengmin Lian